Poppy Bagels

Profit and Loss
January - November, 2021

	TOTAL
Income	
Sales	
Pop Ups	78,526.80
Pre-Order	102,060.25
Sales Apparel	1,170.00
Total Sales	**181,757.05**
Square Income	0.00
Total Income	**$181,757.05**
Cost of Goods Sold	
Cost of Goods Sold	34,003.53
Cost of Goods Sold - Apparel	398.58
Total Cost of Goods Sold	**34,402.11**
Delivery	143.00
Packaging	3,354.25
Shipping	14.59
Square Fees	2,409.34
Total Cost of Goods Sold	**$40,323.29**
GROSS PROFIT	**$141,433.76**
Expenses	
Advertising & Marketing	1,072.70
Bank Charges & Fees	17.71
Contractors	24,265.39
Festival Fees	2,294.00
Insurance	904.60
Legal & Professional Services	1,648.55
Licenses & Permits	1,854.63
Meals & Entertainment	508.98
Miscellaneous	-7.97
Office Supplies & Software	1,314.38
Payroll Taxes	762.15
Reimbursable Expenses	1,612.30
Rent & Lease	33,799.50
Small Equipment	1,679.80
Smallwares	1,540.07
Software	75.00
Taxes & Licenses	255.00
Travel	1,484.18
Wages	3,801.24
Website	1,285.64
Total Expenses	**$80,167.85**
NET OPERATING INCOME	**$61,265.91**
Other Income	

Poppy Bagels

Profit and Loss

January - November, 2021

	TOTAL
Interest earned	9.06
Rewards	32.08
Sale of Equipment	675.00
Total Other Income	**$716.14**
NET OTHER INCOME	**$716.14**
NET INCOME	**$61,982.05**